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SEC FILE NUMBER
8-69443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICapital Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 East 42nd Street, 26FL
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Roche	212-751-4422	Proche@dfpPartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher W. Thome _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICapital Securities LLC _____, as of 12/31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: CCO _____

Anushree J. Dehadrai

Notary Public,
60 E 42nd Street, New York, NY-10165
License : 50155038
Expires: March 17, 2026
adehadrai@icapitalnetwork.com

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ICAPITAL SECURITIES, LLC
(SEC I.D. No. 8-69443)
STATEMENT OF FINANCIAL CONDITION

As of December 31, 2022

And Report of Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934.

ICAPITAL SECURITIES, LLC
TABLE OF CONTENTS



Deloitte & Touche LLP
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance of iCapital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of iCapital Securities, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2023

We have served as the Company's auditor since 2018.

ICAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

		December 31, 2022
ASSETS		
Cash and cash equivalents	$	13,674,016
Fees receivable		5,343,173
Other assets		70,323
Total assets	$	19,087,512
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to parent	$	3,147,890
Brokerage commissions payable		2,835,057
Professional services payable		209,957
Accounts payable and accrued liabilities		378,856
Total liabilities		6,571,760
Member's equity		
Member's equity		12,515,752
Total member's equity		12,515,752
Total liabilities and member's equity	$	19,087,512

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Organization and Business Activity

iCapital Securities, LLC (the "Company"), a wholly owned subsidiary of Institutional Capital Network, Inc. (the "Parent"), was formed in Delaware as a limited liability company on January 23, 2014. The Company commenced operations on June 1, 2014. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its FINRA approval for membership on December 16, 2014.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying statement of financial condition has been prepared in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are expressed in U.S. dollars.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities. Management's judgment is based on its knowledge and experience about past and current events and its assumptions about conditions it expects to exist and courses of action it expects to take in the future.

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceeded the maximum coverage provided by the FDIC on insured depositor accounts. The Company has not experienced any losses in such accounts and believes that it is not subject to any significant credit risk on cash.

Fees receivable: The Company records its fees receivable at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts, collections, and assessment of future collections. This involves the process of determining whether the Company will be able to collect substantially all of the consideration to which it will be entitled. At December 31, 2022, the fees receivable balance is deemed fully collectible within one year from the financial statement reporting date. In accordance with GAAP, the allowance for credit losses is deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

Other assets: Other assets include prepaid expenses primarily consisting of advance payments for insurance, regulatory memberships, and software licenses, for which the Company expects to receive a future benefit.

Due to parent: Due to parent primarily includes allocated operational expenses in accordance with an expense sharing agreement (see Note 3).

Professional services payable: Professional services payable includes accrued expenses related to various vendors who provide expertise primarily in the fields of legal, audit, and accounting.

Accounts payable and accrued liabilities: Accounts payable and accrued liabilities primarily includes accrued insurance, expenses in excess of expense caps ("Expense Cap Overages"), and other fees, which the Company owes in the normal course of business.

Brokerage commissions: Instances arise where the Company incurs and accrues brokerage commissions in connection with the sale of investments in funds. In this scenario, a written contract exists between the Company and sales representatives or unaffiliated selling group members.

Income taxes: The Company is a limited liability company treated as a disregarded entity for federal, state and city income tax purposes and, accordingly, no liability for income taxes has been recorded in the accompanying statement of financial condition for any federal, state, or local tax.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value as they are short-term in nature. Assets and liabilities that are recorded at amounts approximating fair value consist primarily of cash and cash equivalents, fees receivable, other assets, due to parent, brokerage commissions payable, professional services payable, and accounts payable and accrued liabilities.

The Company does not hold any Level II or Level III financial instruments.

Note 3. Related Party Transactions

The Company entered into an expense sharing agreement (the "Agreement") with the Parent, initially dated December 2014, which has been subsequently amended during the year. Expenses such as compensation, occupancy, supplies, utilities, technology, recruiting, travel and entertainment, among other costs, were allocated to the Company based upon the portion of monthly costs incurred by the Parent, multiplied by the estimated and reasonable percentage of effort dedicated to broker-dealer activities per the Agreement. Management estimated the percentage of effort per department based on certain relevant allocation drivers such as fund count, platform assets, or revenue-weighted headcount. As of December 31, 2022, $3,147,890 is payable to the Parent.

The Company engages in various related-party transactions with its Parent and other affiliates under common control. The accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

The Company has agreements with certain shareholders of the Parent that represent financial service firms. Per these agreements, the administrative agent shall pay the service provider fees as stipulated in said agreements.

Note 4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. The minimum net capital is calculated as 6 2/3% of aggregate indebtedness. At December 31, 2022, the Company had net capital of $7,102,256, which exceeded its required net capital of $438,117 by $6,664,139. The Company's ratio of aggregate indebtedness to net capital was 0.93 to 1.

Note 5. Segment Reporting

The Company only has one operating segment per its analysis under ASC 280. Management has evaluated factors such as basis of organization, products and services, geographic areas, and regulatory environments to determine that only one reporting operating segment exists.

Note 6. Commitments and Contingencies

The Company had no lease or equipment rental commitments and no contingent liabilities as of December 31, 2022 that are material in nature.

Note 7. Legal Contingencies

The Company records liabilities for contingencies, including legal costs, when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Contingencies are estimated and remeasured as needed. Contingencies which qualify as covered claims are not offset until insurance proceeds are received. To the extent necessary, adjustments for accruals of possible loss contingencies are included in other operating expenses on the Company's statement of operations. As of December 31, 2022, the Company does not have accruals for legal contingencies.

Note 8. Risks and Uncertainties

The impact of the novel coronavirus COVID-19 pandemic has rapidly evolved around the globe, causing disruption in the U.S. and global economies. Although the global economy has reopened and robust economic activity has supported a continued recovery, the emergence of new variants has contributed to setbacks to the recovery in the U.S. and abroad. Future outbreaks could have an adverse impact on the Company's financial statements.

During 2022, the war in Ukraine has disrupted economic markets, and the economic impact and duration is uncertain at this time. The impact on financial markets and the overall economy, both of which are highly uncertain, cannot be predicted. The impact of the war in Ukraine could result in substantial market volatility and uncertainty, and may adversely impact the Company's results. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 9. Subsequent Events

Subsequent events have been evaluated through February 28, 2023, the date of the issuance of the 2022 statement of financial condition and determined there were no additional subsequent events requiring adjustments or disclosure.